March 14, 2006

Jay Ingram, Esq.

US Securities and Exchange Commission

450 Fifth Street, NW

Mail Stop 05-11

Washington, DC 20549

Re:	Electric Moto Corporation

Registration Statement on Form SB-2

File No. 333-124012

Amendment Filed: January 24, 2006

Dear Mr. Ingram:

We represent Electric Moto Corporation (“Electric Moto” or the “Company”). We are in receipt of your letter dated February 8, 2006 regarding the above referenced filing and the following sets forth the Company’s response:

Risk Factors

“We have a history of operating losses......”

1.	Revise to update the disclosure through your latest interim financial statements.

ANSWER:	The Form SB-2 has been revised based on the Company’s audited financial statements for the year ended December 31, 2005.

“The limited amount of cash in our bank account could result in the cessation of our operations.....”

2.	Indicate your amount of working capital as of the latest interim financial statement date.

ANSWER:	The Form SB-2 has been revised based on the Company’s audited financial statements for the year ended December 31, 2005.

Result of Operations

3.	Revise to quantify the amount of increase or decrease in expense attributable to each factor noted. Please revise or advise.

ANSWER:	The Form SB-2 has been revised based on the Company’s audited financial statements for the year ended December 31, 2005.

Business

4.

We noted you deleted statements concerning your development of the iHybid drive system and Nils Wiklund’s purchasing and promoting Blades in Europe. Please include this information in your prospectus or advise us why the information should not be included.

ANSWER:

The Form SB-2 has been revised to include statements concerning development of the iHybrid drive system and Nils Wiklund’s purchasing and promoting Blades in Europe. This information was inadvertently removed from the prior amendment.

Distribution

5.

We note your statement that “currently, our European customer Connec Tech has been our primary distribution agent, purchasing our products as soon as they are built....” We also note the disclosure that “in September 2005 we signed an agreement with Nils Wikund.... provides that Mr. Wiklund will work with us to develop European and Australian distribution channels... we granted Mr. Wiklund the exclusive rights to our products in Europe, Australia and New Zealand.” Revise to reconcile your statements regarding your European distribution channels.

ANSWER:	The Form SB-2 has been revised to remove reference to ConnecTech as the Company’s primary distribution agent.

Consulting Agreements

6.	Revise to indicate when you retained Jeff Knepp to provide consulting services.

ANSWER:	The Form SB-2 has been revised to disclose that the Company retained Mr. Knepp on May 1, 2004.

Principal Stockholders

7.

We note you list two numbers for shares beneficially owned and two percentages in the percent of class column. Revise your beneficial ownership table to reflect the total number of shares beneficially owned and the percent of class so owned. Also indicate by footnote the amount of shares which the person has the right to acquire beneficial ownership as specified in Rule 13d-(d)(1).

ANSWER:	The Form SB-2 has been revised in accord with the above comment.

Selling Shareholders

8.

Revise to indicate Jeff Knepp purchased the shares in the ordinary course of business and that at the time of purchase of the securities Jeff Knepp had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

ANSWER:

This section has been revised to disclose in the footnotes that Mr. Knepp received his shares in the ordinary course of business and upon receipt, Mr. Knepp had no agreements or understandings, directly or indirectly, with any person to distribute the shares.

Plan of Distribution

9.

In your plan of distribution, you indicate that selling security holders may create short positions in the common shares in connection with the offering. In your response letter, please advise us that Electric Moto Corporation and the selling security holders are aware of CF Tel. Interp. A.65.

ANSWER:	The Company is aware of CF Tel. Interp. A.65 and the Company has made efforts to advise its shareholders of same.

Recent Sales if Unregistered Securities

10.

We note the December 18, 2005 transaction in which the company issued 6,560,000 shares to Nils Wiklund. Please address the impact of the public offering of the securities covered by this registration statement, which began when the Form SB-2 was filed, on the sale that took place on December 18, 2005. If you do not believe the public offering constitutes general solicitation or general advertising with regard to the share issuance, as you state in Item 26, please explain why. See Item 701(d) of Regulation S-B.

ANSWER:

The 6,560,000 shares issued to Mr. Wiklund were issued pursuant to an agreement between the Company and Mr. Wiklund. No general solicitation or general advertising was undertaken by the Company in connection with the issuance. The Company and Mr. Wiklund had a pre-existing relationship as Mr. Wiklund had purchased Blades for resale in Europe. The agreement was entered into to formalize the relationship. The registration statement was not used as an offering document in connection therewith.

Exhibits

11.

We note your revisions to the legality opinion which appear to remove counsel’s opinion about the legality of the shares underlying the options. Explain why counsel has not opined on the legality of the shares underlying the options.

ANSWER:	The opinion has been revised to include an opinion as to the legality of the shares underlying the options.

If you have any further questions, please contact me.

Very truly yours,

ANSLOW & JACLIN, LLP

By:	/s/ Peter D. Visalli

PETER D. VISALLI